UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Enanta Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

29251M106

(CUSIP Number)

Nathaniel S. Gardiner

Senior Vice President and General Counsel

Enanta Pharmaceuticals, Inc.

500 Arsenal Street

Watertown, MA 02472

Tel: (617) 607-0800

With a copy to:

Stacie S. Aarestad

Foley Hoag LLP

155 Seaport Boulevard

Boston, MA 02210

Tel: (617) 832-1000

Fax: (617) 832-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 4, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29251M106	13D	Page 2 of 4 Pages

1.	Names of Reporting Persons. Jay R. Luly, Ph.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,189,789 Shares[1]
	8.	Shared Voting Power 0 Shares
	9.	Sole Dispositive Power 1,189,789 Shares[1]
	10.	Shared Dispositive Power 0 Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,189,789 Shares[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.8%[2]
14.	Type of Reporting Person (See Instructions) IN

1.	Includes 540,100 shares of common stock issuable upon exercise of outstanding options that were exercisable within the 60-day period following March 4, 2020.
2.	Based upon 19,924,426 shares of outstanding common stock on January 31, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on February 10, 2020.

CUSIP No. 29251M106	Page 3 of 4 Pages

Item 1.	Security and Issuer.

This Amendment No. 1 to the statement on Schedule 13D (this “Statement”) with respect to the shares of common stock, par value $0.01 per share (the “Shares”), of Enanta Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”), filed by Jay R. Luly, Ph.D. (“Dr. Luly” or the “Reporting Person”) on January 18, 2019 (such statement, as amended herein, the “Schedule 13D”), amends the Schedule 13D as set forth below.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically amended by this Amendment No. 1, items in the Schedule 13D are unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in full as follows:

Within the past sixty days, the Issuer issued 1,485 Shares to the Reporting Person pursuant to performance share units (“PSUs”) awarded on March 1, 2018, which settled on February 12, 2020. The Issuer also issued 8,910 Shares to the Reporting Person pursuant to relative total stockholder return units (“rTSRUs”) awarded to the Reporting Person on March 1, 2018, which settled on February 12, 2020. Of those Shares, 3,122 were automatically forfeited by the Reporting Person on February 12, 2020 to cover withholding taxes due as a result of settlement of the PSUs and rTSRUs.

With respect to all other Shares beneficially owned by Dr. Luly, such Shares were awarded by the Issuer, as compensation for Dr. Luly’s service as the Chief Executive Officer and President of the Issuer, as performance awards, restricted stock units or stock options or were acquired by Dr. Luly through exercise of stock options using Dr. Luly’s personal funds. Dr. Luly’s outstanding stock options are scheduled to continue to vest on a quarterly basis at an average rate of 24,875 Shares per quarter over the remainder of 2020.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in full as follows:

As of March 4, 2020, Dr. Luly beneficially owned 1,189,789 Shares, consisting of: (i) 649,689 Shares and (ii) 540,100 Shares issuable upon exercise of outstanding options that are exercisable within the 60-day period following March 4, 2020. Dr. Luly has sole voting and dispositive power over all such shares. No person other than Dr. Luly is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Dr. Luly.

The information set forth under Item 3 and the cover page of this Statement is incorporated herein by reference. Dr. Luly has not engaged in any transactions with respect to the Shares during the 60 days before the date of this filing.

[signature page follows]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: March 4, 2020

By:	/s/ Jay R. Luly, Ph.D.
Jay R. Luly, Ph.D.